HOMETRUST BANCSHARES, INC.

10 Woodfin Street

Asheville, NC 28801

November 2, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         HomeTrust Bancshares, Inc. (“we” or the “Company”)

Request for Acceleration of Effectiveness of

Registration Statement on Form S-4 (File No. 333-214185)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced registration statement to Wednesday, November 2, 2016, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable. We acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

HOMETRUST BANCSHARES, INC.

By:	/s/ Dana L. Stonestreet
Name:	Dana L. Stonestreet
Title:	Chairman, President and Chief Executive Officer